Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
AnaptysBio, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333‑222868) on Form S-3ASR and registration statement (Nos. 333-215741, 333-223446, and 333-229927) on Form S-8 of AnaptysBio, Inc. of our reports dated March 2, 2020, with respect to the consolidated balance sheets of AnaptysBio, Inc. as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 10‑K of AnaptysBio, Inc.

/s/ KPMG LLP
San Diego, California
March 2, 2020